SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DRS Technologies

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23330X100

(CUSIP Number)

Robert B. McKeon

Veritas Capital Management, L.L.C.

660 Madison Avenue

New York, NY 10021

(212) 688-0020

With a copy to:

Benjamin M. Polk, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b),(3) or (4), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE VERITAS CAPITAL FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VERITAS CAPITAL MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROBERT B. MCKEON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THOMAS J. CAMPBELL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is common stock, par value $0.01 per share (the “Common Stock”), of DRS Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5 Sylvan Way, Parsippany, New Jersey 07054.

Item 2.	Identity and Background

(a)           This Statement is being jointly filed by each of the following persons pursuant to Rules 13d-1(a) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”): (i) The Veritas Capital Fund, L.P., a Delaware limited partnership (“Veritas L.P.”), by virtue of its direct beneficial ownership of 2,065,734 shares of Common Stock; (ii) Veritas Capital Management, L.L.C., a Delaware limited liability company (“Veritas L.L.C.”), by virtue of its being the sole general partner of Veritas L.P.; (iii) Mr. Robert B. McKeon, by virtue of being one of the two managing members of Veritas L.L.C.; and (iv) Mr. Thomas J. Campbell, by virtue of being one of the two managing members of Veritas L.L.C., all of whom are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 13, 2003, which is hereby incorporated by reference to Exhibit A hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1).

The Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Veritas Capital Management, L.L.C., 660 Madison Avenue, 14th Floor, New York, New York 10021.
(c) The Reporting Persons are engaged in the private equity investment business.

Messrs. McKeon and Campbell are the only voting members (the “Veritas Voting Members”) of Veritas L.L.C. Each of the Veritas Voting Members is a United States citizen. The principal occupation of each of the Veritas Voting Members is serving as an executive of one or more of Veritas L.P., Veritas L.L.C. and their affiliates. The Veritas Voting Members are the two managing members of Veritas L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 4, 2003, pursuant to an agreement and plan of merger (the “Merger Agreement”) among Integrated Defense Technologies, Inc., a Delaware corporation (“IDT”), the Company and MMC3 Corporation, a wholly-owned subsidiary of the Company (“Merger Sub”), Merger Sub merged with and into IDT, with IDT surviving the merger (the “Merger”). Pursuant to the Merger Agreement, each stockholder of IDT was entitled to receive, for each share of common stock of IDT held, (i) $12.25 in cash, and  (ii) 0.2027 shares of Common Stock (collectively, “Merger Consideration”).  In addition, IDT stockholders were entitled to receive $24.25 per share of Common Stock in lieu of fractional shares thereof.

Immediately prior to the consummation of the Merger, Veritas L.P. owned 86.7% of the membership interests of IDT Holding, L.L.C., a Delaware limited liability company (“IDT Holding”).  Also immediately prior to the consummation of the Merger, IDT Holding (i) was the owner of approximately 55.1% (or 11,750,992 shares) of IDT’s issued and outstanding common stock and (ii) assigned all of its rights to receive Merger Consideration to its holders of membership interests, all of which were vested at the consummation of the Merger, pro rata in accordance with such membership interests.  As a result of such assignment, Veritas L.P. was entitled to Merger Consideration with respect to such interests consisting of $123,055,773 and 2,065,734 shares of Common Stock. The preceding description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the Merger Agreement, which is hereby incorporated by reference to Exhibit B hereto.

Item 4.	Purpose of Transaction

See response to Item 3 of this Statement. None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the  matters set forth in subparagraphs (a)-(i) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.

The Merger Agreement provides that the Company shall use its reasonable efforts to cause Mr. McKeon to be elected to the Company’s board of directors as a Class I director. The Merger Agreement also provides that until such time as IDT Holding, Veritas L.P., Veritas L.L.C. and Mr. McKeon beneficially own less than 3% of the issued and outstanding shares of Common Stock, the Company shall use its reasonable efforts to cause Mr. McKeon to be renominated as a director for election at each annual meeting of the Company’s stockholders at which the Class I directors of the Company stand for election.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     As of November 13, 2003, Veritas L.P. has the power to vote or to direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock it holds, constituting 2,065,734 shares, or approximately 7.7%, of the issued and outstanding Common Stock.  Veritas L.L.C., as the sole general partner of Veritas L.P., may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Veritas L.P. As the two managing members of Veritas L.L.C., Messrs. McKeon and Campbell may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by Veritas L.P.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 26,798,520 shares of Common Stock issued and outstanding as of November 12, 2003, as disclosed to the Reporting Persons by the Company.

(c) See responses to Item 3 and 4 of this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the execution of the Merger Agreement, IDT Holding and all of the Reporting Persons except for Mr. Campbell (collectively, except for Mr. Campbell, the “Standstill Agreement Reporting Persons”) entered into a Standstill Agreement, dated as of August 15, 2003 (the “Standstill Agreement”), with the Company, the principal terms of which are described below. The following description of the Standstill Agreement is a summary only and is qualified in its entirety by reference to the Standstill Agreement, which is hereby incorporated by reference to Exhibit C hereto.

The Standstill Agreement generally limits the ability of each Standstill Agreement Reporting Person, from the date that the Standstill Agreement is in effect, to (a) acquire, or offer to or agree to acquire, securities of the Company or any assets of the Company or its subsidiaries or divisions; (b) solicit proxies or influence the voting of voting securities of the Company; (c) submit stockholder proposals to the Company; (d) make a public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or its securities or assets; (e) form, join or in any way participate in a group (as defined under the Act) in connection with any of the foregoing activities; (g) seek to have these restrictions amended, waived or modified; and (h) generally take any actions with purpose or effect of avoiding or circumventing the foregoing limitations and requirements.  In addition, no Standstill Agreement Reporting Person may sell any Common Stock beneficially owned by any Standstill Agreement Reporting Person to a person who is or would after such purchase be deemed to beneficially own 5% or more of the Common Stock.

The Standstill Agreement will terminate upon the earliest to occur of: (a) the termination of the Standstill Agreement by mutual written consent of the parties and (b) the 7th anniversary of the date of the Standstill Agreement.

Item 7.	Material to Be Filed as Exhibits
Exhibit No.	Description
A.	Joint Filing Agreement, dated as of November 13, 2003, by and among The Veritas Capital Fund, L.P., Veritas Capital Management, L.L.C., Robert B. McKeon and Thomas J. Campbell
B.

Agreement and Plan of Merger, dated as of August 15, 2003, among DRS Technologies, Inc., MMC3 Corporation and Integrated Defense Technologies, Inc. (filed with the Securities and Exchange Commission on August 19, 2003 as Exhibit A to Amendment No. 1 to Schedule 13D of the Reporting Persons with respect to securities of Integrated Defense Technologies, Inc. and incorporated herein by reference thereto)

C.

Standstill Agreement, entered into as of August 15, 2003, by and among DRS Technologies, Inc., IDT Holding, L.L.C., The Veritas Capital Fund, L.P., Veritas Capital Management, L.L.C. and Robert B. McKeon (filed with the Securities and Exchange Commission on August 19, 2003 as Exhibit C to Amendment No. 1 to Schedule 13D of the Reporting Persons with respect to securities of Integrated Defense Technologies, Inc. and incorporated herein by reference thereto)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

November 13, 2003

THE VERITAS CAPITAL FUND, L.P.

By: Veritas Capital Management, L.L.C.
	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

VERITAS CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

/s/ Robert B. McKeon
ROBERT B. MCKEON

/s/ Thomas J. Campbell
THOMAS J. CAMPBELL

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

a.                                       Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

b.                                      Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

November 13, 2003

THE VERITAS CAPITAL FUND, L.P.

By: Veritas Capital Management, L.L.C.
	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

VERITAS CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

/s/ Robert B. McKeon
ROBERT B. MCKEON

/s/ Thomas J. Campbell
THOMAS J. CAMPBELL